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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 7 )*

                              WAYNE BANCORP, INC.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------

                                   944291103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

Richard Whitman, The Benchmark Company, Inc., 750 Lexington Avenue,
                       New York, NY 10022, (212) 421-4080

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                          December 18, 1997
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

                                      SEC 1746(12-91)
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc  oo
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   23,701
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            23,701
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     23,701
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.17
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates II, L.L.C.      22-3435964
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc oo
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   53,425
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            53,425
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     53,425
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.65
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* oo
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman, Individually   ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   48,824
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            48,824
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     48,824
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.42
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE F

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 The Benchmark Company, Inc.. 11-2950925
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   19,850
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            19,850
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     19,850
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .985
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Benchmark Partners LP    11-2955345
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                            (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaaware
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   27,500
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            27,500
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     27,500
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.36
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Richard Whitman, Individually   ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           1,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER  47,350
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER 47,350
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     48,350
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lorraine DiPaolo, Individually     094 28 8963
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER   3,750
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER47,350
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER 47,350
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                              51,100
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.53

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D


The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996 Amendment #3 filed on October 15, 1996, Amendment #4 filed on December 23, 1996, Amendment #5 filed on February 27, 1997 and Amendment #6 filed on May 29, 1997 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman"), Lorraine Di Paolo ("Di Paolo"), Individually and Dennis Pollack, Individually ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Wayne Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

3.       Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 200,450 Shares owned beneficially by the Reporting Persons on December 16, 1997 was approximately $2,286,435.79 (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital, margin accounts and personal funds of the respective partnership, corporate entities, limited liability companies and individual owners.

The purchases of Common Stock by SAL and SIP were in margin accounts carried by Bear Stearns Securities Corp. In addition to the Common Stock of the Issuer, SAL and SIP own other securities in these accounts. This extension of credit was extended in the ordinary course of business. As of December 16, 1997, $101,392.85, and $86.84 were borrowed pursuant to a customary margin agreement by SAL and SIP, respectively, from Bear Stearns Securities Corp.

4.       Purpose of Transaction

On December 18, 1997, by letter to the Corporate  Secretary the name of Lawrence
B. Seidman was placed into nomination by the Committee to Preserve Shareholder Value for election to the Board of Directors of Wayne Bancorp, Inc. at the next Annual Meeting scheduled in or about April 1998. (See Exhibit "A" attached hereto.)

In addition, Mr. Seidman by letter dated December 18, 1997 requested that Wayne Bancorp, Inc.'s Board consider acquisition/merger discussions with potentially interested commercial banks to maximize shareholders' value. (See Exhibit "B".)

5.       Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on December 16, 1997, the Reporting Persons owned beneficially an aggregate of 200,450 shares of Common Stock, which constituted approximately 9.95% of the 2,013,823 shares of Common Stock outstanding, as represented by the Issuer as of December 1, 1997.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.

Trade Date     No. of Shares     Price    Total Cost/(Proceeds)         Entity

9997            (1,300)           24.75              (32,200.00)        Partners
91497           (1,200)           25.00              (28,825.00)        Partners
92597           (2,500)           24.38              (60,293.92)        TBCI
10997           (4,000)           23.25              (92,021.62)        TBCI
12397           (1,000)           21.25              (21,250.00)        WHITMAN
12397           (1,000)           21.25              (21,250.00)        DIPAOLO
12397           (500)             21.29              (10645.85)         TBCI
12397           (500)             21.29              (10,645.85)        TBCI
12397           (600)             21.29              (12,775.02)        TBCI
12397           (500)             21.29              (10,645.85)        TBCI
12397           (400)             21.29              (8,516.68)         TBCI
12397           (500)             21.25              (10,625.00)        TBCI
12397           (500)             21.29              (10,645.85)        TBCI
12397           (500)             21.25              (10,625.00)        TBCI
12497           (500)             21.38              (10,687.50)        TBCI
12497           (600)             21.38              (12,825.00)        TBCI
12497           (500)             21.38              (10,687.50)        TBCI
12497           (1,000)           21.38              (21,375.00)        TBCI
12497           (300)             21.38              (6,412.50)         TBCI
12497           (200)             21.38              (4,275.00)         TBCI
121597          (350)             22                 (7,700.00)         TBCI
121597          (1,000)           22                 (22,000.00)        TBCI

All of the above shares were required to be sold solely because of the Issuer's stock repurchase program which reduced the amount of the issued and outstanding shares of the Issuer.

On December 2, 1997, SAL and SAL II sold to Sonia Seidman 1,999 and 4,675 shares of the Issuer.

 (d) N/A
 (e) N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         December 18, 1997                   ss/Richard Whitman,
                Date
                                             Richard Whitman, President
                                             The Benchmark Company, Inc.

         December 18, 1997                   ss/Dennis Pollack
                Date                         Dennis Pollack, Individually

                            LAWRENCE B. SEIDMAN, ESQ.
                              Koll Executive Center
                                 100 Misty Lane
                                 P. O. BOX 5430
                          Parsippany, New Jersey 07054
                                 (973) 560-1400
                                December 18, 1997

Certified Mail Return Receipt Requested
Mr. Michael G. DeBenedette
Corporate Secretary
Wayne Bancorp, Inc.
1195 Hamburg Turnpike
Wayne, New Jersey 07470

Dear Mr. DeBenedette:

     As a representative of the Reporting Persons, who are also members of the Committee to Preserve Shareholder Value ("Committee") to the Schedule 13D filed on August 5, 1996, Amendment 1 filed August 27, 1996, Amendment 2 filed
September 4, 1994, Amendment 3 filed October 15, 1996, Amendment 4 filed December 23, 1996, Amendment 5 filed February 27, 1997 and Amendment 6 filed May 29, 1997, I hereby put into nomination the name of Lawrence B. Seidman as nominee for the Board of Directors of Wayne Bancorp, Inc. ("Wayne") for the next Annual Meeting scheduled for in or about April 1998. The Reporting Persons own approximately 10% of the outstanding shares of Wayne.

     As required pursuant to Section 6(c) of the By-laws for Wayne, I hereby enclose Exhibit A which contains all the information requested by Section 6(c) except the residential addresses of Mr. Whitman, Mrs. DiPaolo, Mr. Pollack and Mr. Seidman.

                  The residential addresses of each of the above is as follows:

                           Richard Whitman
                           52 Mandon Dr.
                           Wayne, NJ 07470

                           Lorraine DiPaolo
                           47 Plaza Street
                           Brooklyn, NY 11217

                           Dennis Pollack
                           99 Apple Ridge
                           Woodcliff Lake NJ 076

Mr. Michael G. DeBenedette,
Corporate Secretary
December 18, 1997
Page 2




                           Lawrence B. Seidman
                           19 Veteri Place
                           Wayne, NJ 07470

     This request to nominate Mr. Seidman is authorized by all of the members of the Committee who are also the Reporting Persons.

     I hereby request, as a representative of the Reporting Persons, that you provide me with the Wayne shareholder list (including the NOBO/COBO list) as required by N.J.S.A. 14A:5-28 and Section 14a-7 of the Exchange Act of 1934 and Rule 14a-7 promulgated thereunder so that proxies can be solicited for a director nominee in opposition to management's slate of directors for the Annual Meeting to be held in or about April 1998. Pursuant to Rule 14a-7, please delivery the shareholder lists to me within five business days. A copy of the Certification required pursuant to Rule 14a-7 is attached hereto.

     I hereby request that the above shareholder list be provided to me in paper and magnetic tape form. Furthermore, please update the record holder information on a daily basis or at the shortest other reasonable intervals until the record date for the next Annual Meeting.

     The Reporting Persons feel very strongly that shareholder representation is very important to corporate governance and to the maximization of shareholder value. If a representative of the Company desires to discuss our view upon the ways to accomplish these goals, please contact the undersigned.

     The Schedule 13D and amendments thereto filed by the Reporting Persons contains certain disclosures concerning beneficial ownership of the Reporting Persons and said disclosures are incorporated herein by reference.

     The Reporting Persons have no material financial interest in the proxy solicitation against the management nominees. Any director fees paid to

Mr. Michael G. DeBenedette,
Corporate Secretary
December 18, 1997
Page 3


the opposition nominee if he was to be elected would belong to the respective nominee.

     If you have any questions concerning the above or require any additional information, please contact the undersigned.

                                                     Very truly yours,

                                                     /s/Lawrence B. Seidman

                                                     Lawrence B. Seidman

Enc.

AGREED TO BY:


THE COMMITTEE TO PRESERVE
SHAREHOLDER VALUE


/s/ Lawrence B. Seidman
Lawrence B. Seidman
cc: Harold  P. Cook, III

                                                             Certification

         I, Lawrence B. Seidman, certify as follows:

     1. The shareholder list will be used to solicit proxies for a slate of Directors in opposition to the slate of Directors proposed by management.

     2. The shareholder list information will not be used for any purpose other than to communicate with or solicit security holders regarding the Annual Meeting of Wayne Bancorp, Inc. scheduled for April 1998.

     3. No disclosure of the shareholder list information will be made to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation for the proxy contest.

                                                      Lawrence B. Seidman


STATE OF NEW JERSEY
                   )SS.
COUNTY OF MORRIS   )

     BEFORE ME, a notary public in and for the state of New Jersey, County of Morris, did personally appear LAWRENCE B. SEIDMAN, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of knowledge, information and belief.

         GIVEN under my hand and seal this 17th day of December 1997.

/s/Ruth W. Rivkind

My Commission expires: Feb. 14, 2001

EXHIBIT A



                SCHEDULE OF INFORMATION REQUIRED BY ARTICLE 6 (c)
                                     OF THE
                         BY-LAWS OF WAYNE BANCORP, INC.


         (i)      Name age, business address of Nominees:

                           Lawrence B. Seidman, 50
                           100 Misty Lane
                           Parsippany, New Jersey 07054


         (ii)     Principal occupation or employment

     Lawrence B. Seidman, Manager of Seidman & Associates, L.L.C.Seidman & Associates II, L.L.C., President of Veteri Place Corp., the sole General Partner of Seidman Investment Partnership, LP, Manager, of Federal Holdings, L.L.C. and business consultant to certain corporations and individuals.

     (iii) The following sets forth the name, business address, and the number of shares of Common Stock of the Corporation beneficially Owned by each of the Committee Nominee and the Committee:

                                                        Number of Shares
                                                        of Common Stock  Percent
                                                          Beneficially      Of
                 Name               Business Address          Owned       Class
Seidman and Associates, L.L.C.      Koll Executive Center,   23,701       1.17
(SAL)                               100 Misty Lane
                                    Parsippany, NJ 07054
Seidman and Associates II, L.L.C.   Koll Executive Center,   53,425       2.65
(SALII)                             100 Misty Lane
                                    Parsippany, NJ 07054
                                    Parsippany, NJ 07054
Seidman Investment Partnership, L.P.19 Veteri Place          16,900        .839
(SIP)                               Wayne, NJ 07470
Lawrence B. Seidman, Individually   Koll Executive Center    48,824       2.42
and discretionary clients (1)       100 Misty Lane
                                    Parsippany, NJ 07054
The Benchmark Company, Inc. (TBCI)  750 Lexington Avenue     19,850        .985
Benchmark Partners LP (Partners) (2)New York, NY 10022       27,500       1.36

Richard Whitman, Individually       750 Lexington Avenue      1,000        .049
(2)                                 New York, NY 10022
Lorraine DiPaolo, Individually      750 Lexington Avenue      3,750        .186
(2)                                 New York, NY 10022
Dennis Pollack (3)                  99 Apple Ridge.           5,500        .273
                                    Woodcliff Lake, NJ 07675



-----------------------
(1) Seidman owns 5,500 shares of Common Stock directly, but may be deemed to have sole voting power and dispositive power as to 137,350 shares beneficially owned by SAL, SALII, SIP and several clients (Melissa Baer IRA, Richard Baer IRA, Brent G. Wolmer IRA, Jeffrey Greenberg, Steven Greenberg, Sonia Seidman, Allison Seidman and Erica Seidman). On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C &D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation.The C & D ordered him to cease and desist from (I)any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation, and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.
(2) Whitman and DiPaolo respectively own 1,000 and 3,750 shares of Common Stock directly, but may be deemed to have shared voting power and shares dispositive power as to 47,350 shares beneficially owned by TBCI and Partners.
(3) Mr. Pollack's owns 2,500 shares with his wife and owns 3,000 shares in his IRA.
     The aggregate purchase price of the 200,450 Shares owned beneficially by the Reporting Persons on December 16, 1997 was approximately $2,286,435.79, (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital of the respective partnership and corporate entities, limited liability companies and personal funds of the individual persons. As of December 16, 1997, SAL and SIP had an outstanding margin balance with Bear Stearns Securities Corp. which totaled $ 101,392.85 and $ 86.84, respectively.

         (iv)     Proxy Participants

     a. SAL is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

     b. SAL II is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Seidman is the Manager of SAL II and has sole investment discretion and voting authority with respect to such securities.

     c. SIP is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Seidman is the President of Veteri Place Corporation, a New Jersey Corporation, which is the sole general partner of SIP and has sole investment discretion and voting authority with respect to such securities.

     d. Seidman is a private investor, with discretion over certain accounts and is the Manager of SAL and SAL II, and the president of the corporate general partner of SIP.
     e. TBCI is a New York Corporation and Whitman is the president of TBCI. DiPaolo is the Executive Vice President of TBCI. The principal business of TBCI is to act as a broker-dealer and investment advisor. Whitman and DiPaolo have sole investment discretion, dispositive power and voting authority with respect to TBCI.

     f. Partners is a Delaware limited partnership. Whitman and DiPaolo are the sole general partners of Partners. Whitman and DiPaolo have sole investment discretion, dispositive power and voting authority with respect to Partners.

     g. Dennis Pollack is a private investor, whose address is 9 Apple Ridge, Woodcliff Lake, NJ 07675.

     h. Richard Whitman is the President of the Benchmark Company, Inc. and a General Partner of Benchmark Partners, L.P., whose address is 750 Lexington Avenue, New York, NY 10022.

     i. Lorraine DiPaolo is the Executive Vice President of the Benchmark Company, Inc. and a General Partner of Benchmark Partners, L.P., whose address is 750 Lexington Avenue, New York, NY 10022.

     Whitman and Seidman have agreed to act in concert. Whitman disclaims any beneficial interest in any shares of Common Stock owned by SAL, SAL II, SIP, or Seidman and his clients. Seidman disclaims any beneficial interest in any shares of Common Stock owned by TBCI, Partners or Whitman. Mr. Whitman and Mr. Seidman reserve the right to terminate their agreement to act in concert.

     During the last five years none of SAL, SAL II, SIP, TBCI and Partners, Whitman, DiPaolo, Seidman and Dennis Pollack (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(II) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (v)      Solicitation; Expenses

     Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph and personal solicitation. Whitman, DiPaolo, Pollack, and Seidman and their employees will be principally responsible to solicit proxies for the Committee Nominee, for which no additional compensation will be paid. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses.

     The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $5,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities, and expenses, including liabilities and expenses under the federal securities laws. Approximately 10 persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

     The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by SAL and SAL II and not any of the other Committee participants.

     Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $25,000; no expense has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominee is elected to the Board of Directors, but does not intend to submit the question of such reimbursement to a vote of the stockholders.

     Seidman has entered into an agreement with SAL and SAL II, whereby these entities have agreed to bear all costs and expenses of, and indemnify against any and all liability incurred by, Seidman in connection with Seidman being a candidate and a "participant in a solicitation" (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended).Seidman will receive directors" fees upon his election as a Director of the Company in accordance with the Company's then practice.

     None of the participants in this solicitation nor any associates of the participants except as set forth herein and on the Purchase and Sales Schedule attached hereto as Exhibit B (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth herein none of the participants or any of the persons participating in this solicitation on behalf of the participants nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

     (vi) During the past ten years none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (vii) As of December 16, 1997, there were 2,013,823 of Common Stock shares of the Corporation outstanding. As of the filing of the enclosed material, the participants are not aware of the record date.

Exhibit B


                            LAWRENCE B. SEIDMAN, ESQ.
                              Koll Executive Center
                                 100 Misty Lane
                                 P. O. BOX 5430
                          Parsippany, New Jersey 07054
                                 (973) 560-1400
                                December 18, 1997

Harold P. Cook III, Esq.
Chairman of the Board of Directors
Wayne Bancorp, Inc.
c/o Cook and Deluccia
886 Belmont Avenue
North Haledon, New Jersey 07508

Dear Mr. Cook:
     You have informed me that a majority of the Wayne Bancorp, Inc. ("Wayne") Board of Directors have rejected my request that consideration be given to adding one (1) seat to the Board and nominating me for election to that seat.

     Given the Board's position, I am left with no alternative but to consider a proxy contest. Such a proxy contest will address poor earnings performance as compared to its local peer group competitor, Ramapo Financial Corporation ("Ramapo"). Ramapo and Wayne are almost equal in asset size $274,875,000 and $267,285,000 and capital $30,678,000 and $33,213,000 respectively, but Ramapo's earnings for the September 30, 1997 quarter of $816,000 is almost double Wayne's. It is obvious that Wayne needs new blood and new ideas.

     Since it is the Wayne Board's mandate to maximize shareholders' value, I am shocked that it has not pursued acquisition/merger discussions with potentially interested commercial banks. This is wrong in light of the present excellent acquisition climate.

     In my opinion Wayne could be sold for an amount substantially in excess of Wayne's current market price.In comparison to remaining independent - and based upon its present earnings performance - a sale would maximize the shareholders' value.
                                                      Very truly yours,

                                                      /s/ Lawrence B. Seidman
                                                      Lawrence B. Seidman
cc: Peter R. Bray, Esq.